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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                            People's Bancshares, Inc.

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                                (Name of Issuer)


                     Common Stock, par value $0.10 per share

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                         (Title of Class of Securities)


                                    709795108
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                      (CUSIP Number of Class of Securities)


                                Vincent A. Smyth
                                 143 Main Street
                              Huntington, NY 11743
                                 (516) 271-7500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 11, 2000
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                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:


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                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No.   709795108                                          Page 1 of 3 Pages
---------------------                                          -----------------


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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Vincent A. Smyth and Mary E. Smyth

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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                 (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            PF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                309,515
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                309,515
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            309,515

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]

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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.56%
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    14      TYPE OF REPORTING PERSON*

            IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  1 of 3 Pages


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     This Amendment No. 2 to Schedule 13D relates to the shares of common stock,
$.10 par value (the "Common Stock"), of People's Bancshares, Inc. This Amendment No. 2 amends the Schedule 13D, dated September 28, 2000, as amended by the
Schedule 13D, dated December 26, 2000 (as amended, the "Schedule 13D"), of the Reporting Persons (as defined in the Schedule 13D). Capitalized terms used in this Amendment No. 2 but not otherwise defined have the meaning ascribed to them in the Schedule 13D.

Item 4.  Purpose of the Transaction.

     Item 4 is amended by inserting the following paragraph at the end thereof:

     On April 12, 2001, the Reporting Persons delivered to the Issuer a notice, dated April 11, 2001, from Cede & Co., the record holder of the Shares of the Reporting Persons' intent to nominate three individuals for election to the Board of Directors at the next annual meeting of the shareholders of the Issuer. The notice is attached hereto as Exhibit B. The three individuals nominated by the Reporting Persons are: (1) Vincent A. Smyth, one of the Reporting Persons,
(2) William G. Foster, Jr., a consultant and private investor, and (3) Thomas F. Gillen, a stockbroker.

Item 5.  Interest in Securities of the Issuer

     Item 5 is deleted in its entirety and replaced with the following:

     (a) The Reporting Persons are the joint beneficial owners of 309,515 shares of Common Stock, representing 9.56% of the issued and outstanding shares of Common Stock, based on the 3,238,250 shares of Common Stock stated to be outstanding as of March 15, 2001 in the Issuer's Annual Report on Form 10-K filed on April 2, 2001.

     (b) The Reporting Persons share voting and dispositive power over all 309,515 shares of Common Stock held by them.

     (c) None.

     (d) Not applicable.

     (e) Not applicable.

Item 7.  Material to be Filed as Exhibits.

B. Letter from Cede & Co. on behalf of the Reporting Persons to People's Bancshares, Inc., dated April 11, 2001.


                                  2 of 3 Pages


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                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 2001



                                            /s/ Vincent A. Smyth
                                            ------------------------------------
                                            Vincent A. Smyth



                                            /s/ Mary E. Smyth
                                            ------------------------------------
                                            Mary E. Smyth


                                  3 of 3 Pages


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                                INDEX OF EXHIBITS

Exhibit         Description
-------         -----------

B Letter from Cede & Co. on behalf of the Reporting Persons to People's Bancshares, Inc., dated April 11, 2001